ELLENOFF GROSSMAN & SCHOLE LLP
ATTORNEYS AT LAW
150 EAST 42ND STREET, 11th FLOOR
NEW YORK, NEW YORK 10017
TELEPHONE: (212) 370-1300 FACSIMILE: (212) 370-7889
www.egsllp.com

June 4, 2010

Via EDGAR
Mr. H. Roger Schwall
United States Securities and Exchange Commission
Mail Stop 3720
100 F Street, NE
Washington, DC 20549

Re:	SMG Indium Resources Ltd.
Registration Statement on Form S-1
Filed April 7, 2010
File No. 333-165930

Dear Mr. Schwall:

On behalf of SMG Indium Resources Ltd. (“SMG”, the “Company”, “we”, “us” or “our”), we are electronically transmitting hereunder our response to the letter received by us from the Securities and Exchange Commission (the “Commission” or the “Staff”) dated May 7, 2010 concerning the Registration Statement on Form S-1 (the “Registration Statement”) previously filed on April 7, 2010.

For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

General

1.
You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Please provide complete responses and, where disclosure has changed, indicate precisely where we will find your responsive changes in the marked version of the amendment you provide.

In response to the Commission’s comment, we have addressed each portion of every numbered comment in the Comment Letter dated May 7, 2010.  Further, we have provided complete responses and indicated precisely where to find responsive changes in the marked version of Amendment No. 1 to the Form S-1.

2.
Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example in the document, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make similar revisions elsewhere as appropriate. If parallel information appears in more than one place in your document, provide in your response letter page references to all responsive disclosure.

In response to the Commission’s comment, we have made corresponding changes where applicable to each respective comment throughout Amendment No. 1 to Form S-1 and indicated such pages containing the revised disclosure in this Comment Response Letter.

3.
With your next amendment, fill in all blanks other than the information that Rule 430A permits you to omit. Also include updated disclosure, and advise us regarding the status of your application to list on the NASDAQ Capital Market. If the information you provide may change prior to your registration statement’s effectiveness, include brackets to indicate this. We may have additional comments after the omitted information has been filed.

In response to the Commission’s comment, we have filled in all blanks other than the information that Rule 430A permits us to omit.  Further, we have filed an application to have our units, common stock and warrants listed on the NASDAQ Capital Market.

4.
Prior to the printing and distribution of your preliminary prospectus, please provide us with copies of all artwork and any graphics you propose to include. Also provide accompanying captions, if any. We may have comments after reviewing these materials.

In response to the Commission’s comment, we have provided supplementally to this Comment Response Letter all copies of artwork and any graphics (including accompanying captions) to be included in the prospectus.

5.	Your prospectus includes excessive repetition. Please revise to eliminate unnecessarily repetitive disclosure, and provide instead a focused and balanced presentation.

In response to the Commission’s comment, we have revised Amendment No. 1 to Form S-1 to eliminate unnecessary repetitive disclosure throughout the document.

6.
Please send us on a supplemental basis the supporting documentation for all statistical claims that you make in your prospectus. For example, we note your reference on page 18 to a report entitled, “The Economics of Indium, 2003,” regarding the output of certain copper and zinc metallurgical plants in Ontario, Canada. We would like to see a copy of your source material. Please mark the supporting documents to show the location of each statistic you are relying on for the claims you make in your prospectus.

In response to the Commission’s comment, we have provided supplementally to this Comment Response Letter all supporting documentation for statistical claims made in the prospectus.

7.
Ensure that your disclosure is clear, internally consistent, and supported by a reasonable basis, including your own operational experience. Provided below and in the next several comments are some examples, which are not intended to comprise a comprehensive list of all disclosure requiring clarification. In your letter of response and amendment, please address each example in necessary detail.

•
On page 8 and elsewhere, you provide statistics purporting to show the rate of Indium price increases necessary to offset “the reduction in our NMV” due to IPO expenses and annual operating costs. Information of this type appears critical to providing a more complete picture of your business plan. But the assumptions apparently underlying the page 8 statistics do not appear in line with your own operational experience or other disclosure you provide, none of which suggests that you win be able to purchase the 85% you reference regarding the day following the closing of your IPO transaction. So your statistics do not appear meaningful as currently presented. The numbers you present should be consistent with your expectations (stated elsewhere) regarding the time necessary to accomplish your stated goal regarding building an indium stockpile.

In response to the Commission’s comment, we have determined that there are too many variables to accurately design a model that can determine the exact amount at which the price of indium must appreciate to offset the initial offering expenses and annual operating expenses. On pages 8, 13, 16, 19, 31, 37 and 50 of Amendment No. 1 to Form S-1, we removed the previously provided statistics and alternatively provide to investors the various variable factors that would be required to calculate this number. In addition, we provided a more detailed analysis of our expenses that need to be offset to prevent a decrease in our NMV.

•
Underlying your statistical discussion and similar disclosure is your view, stated on page 49, that “Price appreciation of the metal indium is critical for investors to receive a return on their investment.” The analysis you provide elsewhere suggests that straight-line increases would be unprecedented. For example, although you show prices increasing 66% over the past year, your discussion of other periods makes clear that past increases have been followed by substantial price downturns.

In response to the Commission’s comment, we have provided additional disclosure on page 8 to Amendment No. 1 of Form S-1, explaining to investors that the price of indium is extremely volatile and that historically after a price increase, indium has suffered substantial price declines.

•
Even assuming a straight-line increase in prices over the periods you discuss in your statistics on page 8, if there is any delay in your purchasing the entire referenced stockpile upon which you base your statistics, then the percentages necessary to achieve break-even NMV would need to be increased accordingly. If you purchase all but 25% of the stockpile in the first 12 months, for example, you would need the (75%) purchased portion to supply all of the increased value for the first 12 months, and unless it was all purchased the day after closing, the same issue arises for the interim portion.

In response to the Commission’s comment, we have determined that there are too many variables to accurately design a model that can determine the exact amount at which the price of indium must appreciate to offset the initial offering expenses and annual operating expenses. On pages 8, 13, 16, 19, 31, 37 and 50 of Amendment No. 1 to Form S-1, we removed the previously provided statistics and alternatively provide to investors the various variable factors that are required to calculate this number. In addition, we provided to investors a more detailed analysis of our expenses that need to be offset to prevent a decrease in our NMV.

•
You repeat 15 times in the first 53 numbered pages that you will or intend to purchase indium using 85% of the net proceeds. However, you also state the following on page 52 (emphasis added): “We consider 18 months a prudent amount of time during which our Manager will spend at least 50% of the net proceeds of the offering allocated toward stockpiling indium. We expect that it will take us several years to build our indium stockpile.” You also do not state explicitly whether there is any time limit other than the 18 month / 50% threshold, which information would help put the other disclosure in proper context.

In response to the Commission’s comment, on pages 4, 13, 15, 22, 32, 50 and 52 of Amendment No. 1 to Form S-1, we have removed all references to “several years” and revised our disclosure to indicate that we expect to be able to expend the 85% of the net proceeds to purchase and stockpile indium within 18 months, but that there is no explicit set time limit to expend the proceeds and stockpile indium.

•
The ensuing discussion on page 53 suggests that you are assuming a purchase schedule lasting 24 months or more, and references possible purchases from recyclers, a possibility you appear to rule out in the same paragraph and elsewhere, such as on page 57.

In response to the Commission’s comment, on pages 4, 13, 15, 22, 32, 50 and 52 of Amendment No. 1 to Form S-1, references to a purchase schedule lasting 24 months or more has been removed and indicated that we expect to be able to expend the net proceeds of the offering to purchase and stockpile indium within 18 months. We also revised disclosure throughout to reflect that we will not be able to purchase any indium from the recyclers.

•
Although you closed on the last portion of your 2009 private placement almost four months ago, as of the time you filed the registration statement you still had not purchased the required amount of indium pursuant to the corresponding agreements, even though it represents a much smaller amount than you would be required to purchase with the IPO proceeds.

In response to the Commission’s comment, the Manager made a voluntary decision to expend the proceeds from the 2009 Private Placement over a four month period of time. In addition, due to the fact that our Certificate of Incorporation requires we liquidate if certain requirements are not met, the Manager is conservatively, deliberately and, we believe, prudently, not expending the final $447,185 held in cash from the proceeds of the 2009 Private Placement until there is certainty that the proposed IPO will be completed.

•
If you decide to provide new statistics based on new underlying assumptions, make clear what the assumptions are, and explain how or why they differ from your other disclosure or business experiences thus far. Based on the current disclosure, for example, it appears appropriate to assume that you will make purchases of only 50% of the amount allocated for stockpiling (in other words, 42.5% of the net proceeds) for purposes of the statistics, rather than the 85% you currently use. You also should state explicitly where you refer to the 50% number that you are referring to 42.5% of the net proceeds.

In response to the Commission’s comment, as stated above, we removed the previous disclosure and will not provide statistical assumptions due to too many variable factors. On pages 15, 22, 32 and 50 of Amendment No. 1 to Form S-1, we revised disclosure where appropriate to reference utilization of 85% of net proceeds and 100% of proceeds allocated toward the purchase of indium. Please note there was a modification that eliminated the 42.5% of the net proceeds and the 50% numbers.

8.
If appropriate, provide enhanced prospectus cover page and risk factors disclosure regarding (1) the likely length of time necessary for you to stockpile the required amount of indium and (2) the rate of increase(s) necessary for break-even NMV results over the specified period(s). Also briefly explain the significance of NMV in that context.

In response to the Commission’s comment, we have provided additional disclosure on the prospectus cover page indicating that we expect to spend the proceeds within 18 months of the closing of the offering. We cannot provide the rate of increase necessary for break-even NMV results because it is impossible to accurately determine or estimate until all the proceeds are actually expended. We do provide on the cover page additional disclosure to reflect that “…for a potential shareholder to receive a return on their investment, the price of indium would need to appreciate substantially to offset the reduction in our Net Market Value associated with the initial offering expenses and our annual operating expenses, regardless of our ability to purchase indium in a timely manner.”  In addition, we provided additional risk factors on page 15 and 16 entitled “We may distribute unused proceeds” and “The amount the price of indium needs” to address (1) the estimated length of time necessary to stockpile the indium and (2) the inability to accurately determine the rate of increase necessary for break-even NMV results over specific periods.

9.
Your actual business plan is not described consistently and with clarity. You repeatedly suggest that you plan to buy and hold indium, but at other places you suggest that you will take a more active role in the market, selling and lending indium. For example, the disclosure on page 15 suggests that your activities “almost entirely will involve purchasing and stockpiling,” while disclosure on page 13 suggests the model is based on your “ability to generate revenue streams from the purchasing, lending and selling [sic] indium.” Clarify your plans in that regard. To the extent that the model is based more on holding indium for long term appreciation, explain further how you will continue to maintain your NMV and pay all necessary expenses.

In response to the Commission’s comment, our business strategy is to purchase and stockpile the metal indium.  Further, on pages 15, 21 37, 42 and 49, we have included disclosure stating that we may engage in the lending or sale of indium in the event we need additional capital to cover annual operating expenses.   In addition, we have clarified that price appreciation of our stockpile is required to maintain our NMV and that in addition to selling or lending indium, we may need to raise additional capital through potentially dilutive equity offerings or debt financing to pay all necessary expenses.

10.	As you build your indium inventory, clarify how you would decide whether to stockpile it or lease, lend, or sell it.

In response to the Commission’s comment, as we build our indium inventory, our primary intention is to purchase and stockpile the indium.  As stated in Comment Response 9 above, we would only consider lending or selling indium if we needed additional capital to cover annual operating expenses. Market conditions would dictate whether or not we sell or lend indium from our inventory or alternatively raise additional capital through an equity offering or debt financing to cover expenses.  Relevant revised disclosure is provided on pages 7, 15, 21, 37, 49 and 50.

11.
Disclose clearly whether you may change the business purpose of your company. If you can change the stated purpose, disclose the limits, if any, on the alternative businesses you could pursue. For example, if the board does not exercise its discretion to return a portion of the capital in the event that you fail to timely obtain the threshold amount of indium, make clear what your plans would be at that time.

In response to the Commission’s comment, although our Certificate of Incorporation, as amended, states that we may engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, our Board of Directors and Management has clearly stated on pages 32 and 50 of Amendment No. 1 to Form S-1 that our operations are limited to purchasing, stockpiling, lending, leasing and selling the metal indium.  Further, regardless of whether the board exercises its discretion to return a portion of the capital in the event that we fail to timely obtain the threshold amount of indium, we do not intend to change our stated business purpose or strategy.

12.
Make clear what limits or plans you have with respect to the additional proceeds that may result from the exercise of warrants. For example, state explicitly whether you would need to purchase indium within any given period of time after such additional proceeds are received.

In response to the Commission’s comment, we have included disclosure on page 31 under the “Use of Proceeds” and on page 46 to Amendment No. 1 to Form S-1 regarding the proceeds received from exercise of the warrants, stating:

“The proceeds we receive from the exercise of the warrants issued in this offering and the 2009 Private Placement will be allocated to the purchase of additional indium and for general working capital purposes, including but not limited to the payment of annual operating expenses.  The exact percentage of the warrant proceeds allocated toward purchasing additional indium and the time period to purchase indium using such proceeds will be determined by the Manager, in its sole discretion.”

13.
You indicate in a number of places that the “stockpiling phase” may take several years, and you suggest on page 24 that your manager, officers and board will allocate an aggregate of 120 hours per week during this phase. In enhanced biographical sketches, provide for each named individual the hours each currently devotes to your business, as well as the number of hours per week each would be expected to devote to your business for the next several years. As you point out on page 24, these individuals are currently employed by others and “are not obligated to devote any specific number of hours to our affairs.” However, the additional information will help the reader understand the basis for the 120 hours estimate you provide.

In response to the Commission’s comment, we have revised the disclosure on pages 24 and 73 of Amendment No. 1 to reflect that our Manager, officers and directors will allocate approximately 89 hours and 49 hours respectively.  Further, the biographical sketches have been revised on pages 69 and 70 to appropriately reflect the corresponding hours each officer and director intend to dedicate to the business.  We also revised disclosure throughout to reflect that we expect that the stockpiling phase should be completed within 18 months and removed “several years.”

14.
You suggest on page 49 and elsewhere that the manager “will only deal with known regular industry suppliers and participants” but in the previous sentence you refer to the manager potentially ordering independent tests in the event that “indium is purchased from a third-party supplier that is not known to be a regular indium industry supplier.” Please provide clarifying disclosure at each place this disclosure appears.

In response to the Commission’s comment, we have revised the disclosure on pages [22], [49] and [53] to remove references that the manager “will only deal with known regular industry suppliers and participants.”

15.
Prior to submitting a request for accelerated effectiveness, please ensure that we have received a letter or call from the Financial Industry Regulatory Authority (FINRA) which confirms that it (a) has finished its review and (b) has no additional concerns with respect to the underwriting arrangements. Please provide us with a copy of that letter, or ensure that FINRA calls us for that purpose.

In response to the Commission’s comment, prior to submitting a request for accelerated effectiveness, we will ensure that you have received a letter or call from the Financial Industry Regulatory Authority (FINRA) confirming that it (a) has finished its review and (b) has no additional concerns with respect to the underwriting arrangements.

Table of Contents, page 6

16.	Revise to eliminate the suggestions that the reader “should not” rely on other information and that the disclosure “is accurate only as of the date of this prospectus.”

In response to the Commission’s comment, we have revised the disclosure on the Table of Contents, page 6, to eliminate that the reader “should not” rely on other information and that the disclosure “is accurate only as of the date of this prospectus.”

Risk Factors, page 13

“Information regarding the indium market.” page 13

17.
Provide precise captions for your risk factors, and shorten this caption in particular to focus on the particular risk. Other captions requiring revision include those for the risks “Any disruptions in the mining of zinc,” “Any disruptions in zinc metallurgical plants,” and “We may not be able to stockpile indium.” The captions should, respectively, refer to the earthquake, identify the planned production cessation, and be consistent with other disclosure regarding your plans not to purchase from recyclers.

In response to the Commission’s comment, we have revised the risk factor on page 13 entitled “Information regarding the indium market,” to provide a precise caption for the related risk.  Further, the risk factors entitled “Any disruptions in the mining of zinc”, on page 17, “Any disruptions in the zinc metallurgical plants,”  on page 18 and “We may not be able to stockpile indium” on page 19 have been revised to refer to the earthquake, identification of the planned production cessation and our inability to purchase from recyclers, respectively.

18.	Also remove extraneous detail from this risk factor, and mitigating text from others, such as the caption and last sentence under “Our NMV may be negatively or positively impacted.”

In response to the Commission’s comment, we have revised the risk factor on page 20 entitled “Our NMV may be negatively impacted” to remove extraneous detail, revised the following risk factors to remove mitigating text: “Due to our size..” on page 17, “Our stockpile of indium…” on page 19 and “The proceeds of this offering…” on page 22.

“We purchased 78.1 % of our current indium stockpile,” page 14

19.	Disclose separate risks under separate captions. For example, the last sentence appears to introduce a distinct risk.

In response to the Commission’s comment, we removed the last sentence of the risk factor entitled “We purchased 78.1% of our current indium stockpile” on page [14] and we believe that the risk factor immediately preceding this risk factor entitled “We expect to rely on a limited number of potential suppliers and purchasers of indium” appropriately addresses the risk associated with the last sentence that was removed.

“The Manager might have a conflict of interest.” page 19

20.	“Please add new risk-factor disclosure addressing the lack of protections to prevent your manager from competing with you or taking a business opportunity for itself, as described on pages 74 and 84.

In response to the Commission’s comment, we have included a risk factor on page 24 entitled “We have limited protections in place to prevent our Manager from competing with us,” to address the lack of protections to prevent our manager from competing with us or taking a business opportunity for itself.

Geopolitical and International Risks, page 25

21.
We note the disclosure on page 36 regarding the locations you currently store indium. If known, identify in this section the countries in which you expect to conduct operations or where you may be taxed or have currency risks, and provide any particular country risks, as appropriate.

In response to the Commission’s comment, we have included additional disclosure on page 25 under “International and political events…” and page 26 under “Foreign exchange and currency risks” to identify countries in which we expect to conduct operations and particular country risks.

Use of Proceeds, page 31

22.	Clarify why the manager expects the stockpile to include higher grade ingots. This appears inconsistent with disclosure elsewhere regarding your business plan.

In response to the Commission’s comment, we have removed all references, specifically on pages 31 and 51, to Management purchasing and stockpiling higher grade ingots with a minimum purity level in excess than 99.97%, or 3N7 indium ingots.

Dilution, page 34

23.	Clarify why the amount of dilution shown is different from the amount shown on page 27. Also ensure that the disclosure on page 27 is precise with regard to the conversion of the Class A.

In response to the Commission’s comment, the correct disclosure should read that new investors will experience an immediate dilution of $0.51 per share, or 10.2%.  This was an error and the disclosure has been revised on page 27 to reflect the correct dilution to new investors.

Going Concern, page 45

24.	Explain why you suggest that the offering is “up to” 5,000,000 Units.

In response to the Commission’s comment, we have revised the disclosure on pages 45 and F-14 to remove all references to “up to” in relation to the offering.

25.
We note your disclosure on page 52 that all purchases and sales of indium shall be made by your manager in accordance with the Management Services Agreement and that your manager shall use “commercially reasonable efforts” to purchase, lend and or sell the indium at the best prices available to it over a prudent period of time. However, your form of Amended and Restated Management Services Agreement, filed as exhibit 10.1, requires your manager to use “best efforts,” not “commercially reasonable efforts.” Please explain or revise as appropriate,

In response to the Commission’s comment, we have revised the disclosure on pages 7, 52 and 73 of the Form S-1 and page 1 of the Amended and Restated Management Services Agreement to remove all references to “best efforts” and replaced such disclosure with “commercially reasonable efforts.”

Management, page 69

26.	Please revise to clarify Mr. Biele’s business experience and positions with each listed entity during the past five years.

In response to the Commission’s comment, Mr. Biele’s biography on page 69 has been revised to include his business experience and positions with each entity listed during the past five years.

Management Services Agreement, page 73

27.	Please briefly explain the business reasons you retain Specialty Metals Group Advisors LLC as your manager, rather than directly employing Messrs. Grushkin, Biele and Benjamin.

In response to the Commission’s comment, we elected to retain Specialty Metals Group Advisors LLC as our manager, rather than directly employing Messrs. Grushkin, Biel and Benjamin, because we structured our corporation modeled after Uranium Participation Corp., a publicly traded company in Canada that successfully stockpiles uranium.  From an economic perspective, we elected to retain and pay the Manager because from a net market value perspective, it would be too costly to pay each member of management a salary in line with other publicly traded companies.  The costs associated with such individual payments would be too burdensome on our company and would not relate to net market value.

28.	Please disclose in this section the termination fee contemplated in section 4 of the form of Amended and Restated Management Services Agreement, filed as Exhibit 10.1 to your registration statement.

In response to the Commission’s comment, we have revised the disclosure on page 74 to include the termination fee as reflected in the Form of Amended and Restated Management Services Agreement.

29.
Please add to the list of fees required to be paid by the company to the manager the item specified by section 2(c)(xii) of the form of Amended and Restated Management Services Agreement: “all other fees and expenses related to running and operating the Company, unless specifically excluded herein.”

In response to the Commission’s comment, we have revised the disclosure on page 74 to include to the list of fees required to be paid by the company to the manager “all other fees and expenses related to running and operating the Company, unless specifically excluded herein.”

30.	We may have additional comments once you file the agreement. Ensure that you describe in necessary detail how you will “adjust certain fees and expenses,” as you mention on page 11.

In response to the Commission’s comment, we have revised the disclosure on page 11 regarding the Amended and Restated Management Services Agreement to remove reference to “adjust certain fees and expenses” and replaced such disclosure with specific reference to the inclusion of the “transaction-based fee” discussed in the Offering Summary section and the Management Services Agreement section of the Form S-1.

Executive Compensation, page 76

31.
Provide in this section all the precise disclosure Item 402 of Regulation S-K requires for the compensation awarded to, earned by, or paid to each named executive officer. Refer to Item 402(a)(2) of Regulation S-K.

In response to the Commission’s comment, we have revised the disclosure under the Executive Compensation heading on page 76 to provide all the disclosure required by Item 402 of Regulation S-K regarding compensation awarded to, earned by, or paid to each named executive officer and director.

32.	In the revised Summary Compensation Table, also provide clarity with regard to the footnote references.

In response to the Commission’s comment, we have revised the Summary Compensation Table and related footnotes on page 76 to further clarify all compensation awarded to executive officers and directors.

33.	With respect to the 2009 stock award and the 2008 option award granted to Mr. Morena, please disclose the information required by Instruction 1 to Item 402(n)(2)(v) and (n)(2)(vi) of Regulation S-K.

In response to the Commission’s comment, we have revised the disclosure on page 76 regarding the 2009 stock award and the 2008 option award granted to Mr. Morena to include the information required by Instruction 1 to Item 402(n)(2)(v) and (n)(2)(vi) of Regulation S-K.

Principal Stockholders, page 86

34.
Include separate tabular entries for each of the executive officers and other individuals holding more than 5% of the shares beneficially. Retain appropriate explanatory text or footnotes to the extent shares are beneficially held by more than one listed entity. See Instruction 5 to Item 403 of Regulation S-K.

In response to the Commission’s comment, we have revised the Principal Stockholders table on page 86 to include separate tabular entries for each of the executive officers and other individuals holding more than 5% of the shares beneficially.  Further, we have also included appropriate explanatory text and footnotes to the extent shares are beneficially held by more than one listed entity.

Financial Statements, page F-2

Note 1 – Organization, Proposed Business Operations, Going Concern and Management Plans, Page F-6

35.
We note that you describe a measure titled Net Market Value, under this heading and elsewhere in the document, which you compute by multiplying the number of kilograms of your indium holdings by the last spot price for indium published by Metal Bulletin posted on Bloomberg L.P. for the month, plus cash and any other assets, less all of your outstanding payables) indebtedness and any other liabilities. We understand that you intend to utilize this measure in computing management fees and the number of IPO units which investors who participated in your private placement will receive.

However, some of your disclosures appear to equate this measure with the value of the company (e.g. “our net market value” on page 8, and “the net market value (“NMV”) of the company on page F -7), while others equate the measure with only your stockpile of indium (e.g. “the Net Market Value (“NMV”) of the company’s stockpile” on page F -6). We believe your characterization of this measure should be uniform throughout the document, and it does not appear that equating the computed amount to the value of the company is appropriate.

In response to the Commission’s comment, we have revised disclosure throughout the Financial Statements and prospectus to be consistent.

Given the potential for disparity between your measure and the value that would be implied by the quoted market price of your stock, please tell us how you intend to distinguish for investors the difference between these two measures once your units, common stock and warrants are listed on the NASDAQ Capital Market.

In response to the Commission’s comment, we added additional disclosure on page F-6 to address this comment.

Note 2 - Summary of Significant Accounting Policies, page F-8

36.
We note that you describe how you intend to account for the direct sale and/or lending of your indium in the second paragraph under the heading “Inventory of the Metal Indium” on page F-10, and that you have identical disclosure in the section that immediately follows, under the separate heading, “Accounting for Direct Sales and Lending Transactions,” also on page F-l0. Please revise your financial statement notes to remove the first of this repetitive disclosure.

In response to the Commission’s comment, we have revised the disclosure under the heading “Inventory of the Metal Indium” on page F-10, to remove the disclosure relating to accounting for direct sale and/or lending of our indium.

Note 7 - Class A Common Stock, page F -17

37.
We note that upon completion of the initial public offering all outstanding shares of Class A common stock will automatically convert into shares of common stock. In addition, the shares of common stock to be issued to the Class A common stock shareholders will be adjusted for the change in your computed NMV figure between the closing of the private placement and the completion of this offering. Please tell us how you concluded that no liability would be recognized as a result of this term of the private placement arrangement, considering that the obligation to issue additional shares appears to vary based on the market value of indium. Please refer to the guidance in FASB ASC paragraphs 480-10-25-14 and 815-15-25-1 and address their applicability to this arrangement.

We note the Staff’s comment regarding the classification of our Class A Common shares - i.e. that we have a potential obligation to issue a variable number of shares based on the market value of indium, which is effectively a “variation in something other than the fair value of the issuer’s equity shares.”

We would like to inform the Staff that we considered the requirements of ASC 480-10-25-14 in assessing the classification of our Class A shares and determined that the obligation to issue such variable number of shares is conditional.   A synopsis of our analysis and the conclusions that we reached, based on the guidelines in such literature, are as follows:
ASC 480-10-25-14 requires liability classification in either of the following circumstances:

(1) When the issuer has issued a financial instrument that embodies an unconditional obligation to issue a variable number of its equity shares, or

(2) When the issuer issues a financial instrument other than an outstanding share that embodies a conditional obligation, which the issuer must or may settle by issuing a variable number of its equity shares.

We do not believe that Our Class A Common shares are liability instruments under criteria (1) above because the requirement to settle the instruments in a variable number of equity shares is conditional upon the completion of an initial public offering.  Since we do not control the events necessary to cause our registration statement to be declared effective or complete our initial public offering, we believe that we have a conditional settlement obligation and therefore would not be required to classify these shares as liabilities unless and until our initial public offering is completed.

We do not believe that Our Class A Common shares are liability instruments under criteria (2) because criteria (2) specifically states that “the financial instrument is something other than an equity share.”  Our Class A Common Shares are equity shares, in which the holders of such shares are entitled to full rights afforded to all of our equity holders pursuant to our corporate charter and our certificate of incorporation.

Based on the above noted guidance, we believe that our Class A shares is appropriately classified as equity instruments.

38.
We note your disclosure indicating the shares you will issue to the Class A common stock shareholders will be increased by 10% if you complete the offering by November 25, 2010 or will be increased by 20% if the offering is completed after November 25, 2010 but before November 25, 2011. Please clarify what the Class A common stock shareholders are entitled to in the event the offering is completed after November 25, 2011 or not at all.

In response to the Commission’s comment, we clarified and added disclosure on F-7 and F-16 to address the comments.

Also disclose how you intend to account for the additional shares you would issue to these shareholders as a result of this term of the private placement arrangement, identify the accounting literature that you rely upon in formulating your view, explain your rationale, and file the underlying agreements as exhibits.

In response to the Commission’s comment, the additional common shares issued to the Class A shareholders upon IPO conversion would be accounted for like a stock dividend (FASB ASC 505-20).

Selling Securityholder Prospectus, page 102

39.
Please add the legend required by Item 501(b)(10)(iv) of Regulation S-K to the cover page of your selling securityholder prospectus. Disclose under “Selling Securityholders” all the required information, including particulars regarding the material relationships. Lastly, please remove or further explain the disclaimer which appears in bold type under “Exhibit Index” on the last page.

In response to the Commission’s comment, we have revised the cover page of the Selling Securityholder Prospectus to include the legend required by Item 501(b)(10(iv) of Regulation S-K.  Further, we have removed the disclaimer on the last page above the Exhibit Index.

Part II. Information Not Required in Prospectus

Recent Sales of Unregistered Securities

40.	Please furnish the information required by Item 701(d) of Regulation S-K with respect to your previous unregistered offerings.

In response to the Commission’s comment, we have revised the information under the heading “Recent Sales of Unregistered Securities” to include the information required by Item 701(d) of Regulation S-K with respect to our previous unregistered offerings.

Exhibits and Financial Statement Schedules

41.
You have omitted several exhibits that Item 601 of Regulation S-K requires you to file. The staff reserves the right to review and comment upon all exhibits. To expedite processing of your filing and to ensure that you have adequate time to respond to any future staff comments, please file with the next amended registration statement all such exhibits, including the opinion of counsel and form of underwriting agreement.

In response to the Commission’s comment, we have included the exhibits as required by Item 601 of Regulation S-K, including the opinion of counsel and form of underwriting agreement.

Undertakings

42.
It appears that you may be engaged in a delayed or continuous offering of the securities registered, as you have checked the cover page box for Rule 415. Please revise your undertaking section to include the undertakings required by Item 512(a) of Regulation S-K.

In response to the Commission’s comment, we have modified the disclosure in the undertaking section to include the undertakings required by Item 512(a) of Regulation S-K.

Mining Engineering Comment

Zinc Supply, page 59

43.
We note your use of the term reserve base in your table of World Refinery Production with a footnote which defines the term reserve base to include the aggregate of economic, sub-economic, and/or uneconomic materials. For SEC documents, reserves are defined as that part of a mineral deposit which can be economically extracted or produced at the time of the reserve determination. To avoid confusion regarding your use of this terminology, please modify your table and either restate the term in another manner, such as mineralized material or resources, or remove your reserve base column and related terminology from your filing.

In response to the Commission’s comment, we have revised the World Refinery Production table on page [59] to remove references to reserve base column and related terminology.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact Barry I. Grossman, Esq. or David Selengut, Esq. at (212) 370-1300.

Very truly yours,

Ellenoff Grossman & Schole LLP